Zodiac Exploration Inc.
TSX VENTURE: ZEX
May 24, 2011

Zodiac Exploration Provides Completions update to 4-9 Well in Kings County, California and release of Q2 financial results

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or the “Company”) (TSX VENTURE:ZEX) is pleased to announce completion results from the Kreyenhagen formation in the 4-9 vertical test well located on the Jaguar prospect in Kings County, California.  Based on encouraging core and petrophysical log evaluation, the Company decided to test the Kreyenhagen formation, which underlies the Vaqueros formation.   A 30 foot interval in the Kreyenhagen formation was perforated to evaluate a brittle, low permeability, oil-bearing and fractured siltstone.  This interval was stimulated with a water-based fluid and a volume of 195 barrels ("bbls") of 29 deg API oil and 58% of the load fluid was recovered over a period of 9 days. The oil rate, prior to shutting in for a pressure build up test, was 24 bbls per day with a gas to oil ratio of 368 standard cubic feet per bbl and a load fluid recovery rate of 39 bbls per day.

As the Kreyenhagen formation is a secondary target, the Company did not wish to conduct an extended test, which would require the continuous unloading of the wellbore, as it would have further delayed the testing of the primary targets.   The Company is now moving uphole to complete and evaluate the primary targeted zones in the Vaqueros and Whepley formations.  The operation is expected to continue through August of 2011.

Murray Rodgers, President and CEO, commented, “We are very excited with the early indications of production from the Kreyenhagen formation.  By establishing oil productivity from 30 feet of a total 150 feet of equivalent siltstone in this well, the Company believes it has identified a potentially important and significant new play type.  These test results indicate that even with a limited stimulation, these low permeability reservoirs in the Kreyenhagen will flow at rates that are typical of early non-optimized well completions in other more well known resource plays in the US.  Although the Kreyenhagen formation had produced over 1 million barrels of oil from legacy vertical wells in the Kettleman Dome Field immediately west of the 4-9 well, it was not known whether productivity could be demonstrated from this formation on the Company's lands.  These siltstones represent potential reservoirs within the Kreyenhagen formation. In addition to the thickness observed in the siltstones on the 4-9 well they have also been observed to be approximately 500 feet thick on an abandoned well bore located on Company lands approximately 10 miles south of the 4-9 well.  Further evaluation will be required in subsequent wells to determine optimal completion strategies and economic thresholds.”

The range of thickness of 150 to 500 feet for the siltstones in the Kreyenhagen formation noted above is not likely to be present across 100% of the Company’s land holdings and therefore may not be prospective on all of the Company’s lands.  The Company currently holds approximately 87,000 net acres in the San Joaquin Basin, California.

The completion program for the 4-9 well has been expanded from the original budget of $2 million to approximately $8 million in order to more effectively test several intervals.

The Company is currently planning to begin drilling the 1-10 well, which will be the Company’s first horizontal well, in mid to late June.  The horizontal target has not yet been finalized but is expected to be in the Vaqueros formation.  Given the extended time to drill and test the 4-9 well, the Company now expects to only drill and complete the 4-9 well and be in the completion phase in the 1-10 well prior to the end of its fiscal year, September 30, 2011.

Q2 Financial Highlights:

During the quarter, Zodiac incurred a net loss of $10.5 million, made up of an $8.5 million impairment charge to its investment in Nova Scotia and a $2 million operating loss.  The impairment charge was taken on the Company’s Nova Scotia assets due to the recent de-emphasizing of the project by the operator and Zodiac’s continued intentions to focus on its assets in California.

The Company spent $21 million on capital expenditures during the quarter.  Capital expenditures were principally associated with the drilling of the 4-9 well, the acquisition of the Panther properties (press released February 2, 2011) and the acquisition of a 160 square mile 3D seismic database.

As at March 31, 2011, Zodiac had $28 million in working capital.

The Company has filed its Financial Statements and Management Discussion and Analysis for the three and six months ended March 31, 2011 on Sedar at www.sedar.com.

Murray Rodgers will be presenting at the Developing Unconventional Oil Conference in Denver, Colorado, on Tuesday, May 24, 2011.  The Company’s corporate presentation can be found on its website at www.zodiacexploration.ca

Forward Looking Statements

This press release contains certain forward-looking statements and forward-looking information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities laws. All statements other than statements of historical fact are forward-looking statements. Forward-looking information typically contains statements with words such as "anticipate", "believe", "plan", "continuous", "estimate", "expect", "may", "will", "project", "should", or similar words suggesting future outcomes. In particular, this press release contains forward-looking statements pertaining to the following: the Company's planned testing and evaluation of various zones and formations within the 4-9 well; the spudding of the Company’s second well; anticipated drilling and completion costs; and the potential for reservoirs in the Kreyenhagen formation.

Forward-looking information is based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors (many of which are beyond the control of Zodiac) that could cause actual events or results to differ materially from those anticipated in the forward-looking information. Some of the risks and other factors could cause results to differ materially from those expressed in the forward-looking information include, but are not limited to: operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, acquisitions of reserves and resources, undeveloped lands, skilled personnel and supplies; risks associated with the uncertainty of resource estimates; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other difficulties in producing reserves; the uncertainty of estimates and projections of production, costs and expenses; unanticipated operating events or performance which can reduce production or cause production to be shut in or delayed; incorrect assessments of the value of acquisitions; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; access to capital; and other factors. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things: the timing and costs of drilling and completion expenditures; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; the ability of the Company to obtain and retain qualified staff, equipment and services in a timely and cost efficient manner; and the general stability of the economic and political environment in which the Company operates. Readers are cautioned that the foregoing list of factors is not exhaustive.

The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Zodiac does not undertake any obligation to update or revise any forward-looking statements to conform such information to actual results or to changes in our expectations except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information, please contact

Zodiac Exploration Inc.
Randy Neely
Chief Financial Officer
(403) 444-7848

or

Zodiac Exploration Inc.
Murray Rodgers
President & CEO
(403) 444-7844
www.zodiacexploration.ca